SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, N.W. WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                            January 22, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. David R. Humphrey

Re:	Euroseas Ltd. Form 20-F for the year ended December 31, 2011 Filed April 27, 2012 File No. 001-33283

Dear Mr. Humphrey:

Seward & Kissel LLP represents Euroseas Ltd., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2011 (the "2011 20-F"), filed with the Securities and Exchange Commission (the "Commission") on April 27, 2012.  By letter dated December 28, 2012 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comments on the 20-F.  Those comments, together with the Company's responses to them, are set forth below.

Item 4. Information on the Company

Business Overview, page 33

Our Fleet, page 34

1.
Please expand your disclosure on page 36 with respect to the basic charter-free market values of your vessels to discuss such values on a comparative basis. Please provide a draft of your intended revised disclosure with your response.

The Company notes the Staff's comment and will revise its disclosure in future filings to include a comparative analysis of how the carrying values of the Company's vessels compare to the charter-free market value of such vessels as of the balance sheet dates, presented in the financial statements included in the relevant annual report on Form 20-F.

Although actual disclosure may differ in the Company's Form 20-F for the year ended December 31, 2012, because of future results, market conditions and other events and circumstances not presently known, the Company expects the additional disclosure to be substantially similar to the following form (changes compared to the 20-F for the year 2011 are shown in bold and italics):

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2011	Carrying Value as of December 31, 2012
Dry Bulk Vessels	(dwt)		(million USD)

PANTELIS	74,020	Jul-2009	$23.59(1)
ELENI P	72,119	Mar-2009	$14.91(1)
IRINI	69,734	Oct-2002	$3.33
ARISTIDES N.P.	69,268	Sep-2006	$14.18(1)
MONICA P	46,667	Jan-2009	$14.74(1)
Total Dry Bulk Vessels	331,808		$70.75
Multipurpose Dry Cargo Vessels	(dwt/teu)
ANKING	22,568 / 950	Apr-2006	$7.67(1)
Container Carriers	(teu)
MAERSK NOUMEA	2,556	May-2008	$45.06(1)
TIGER BRIDGE	2,228	Oct-2007	$17.61(1)
AGGELIKI P	2,008	Jun-2010	$14.93(1)
DESPINA P	1,932	Aug-2007	$13.11(1)
JONATHAN P	1,932	Aug-2007	$13.00(1) (3)
CAPTAIN COSTAS	1,742	Jun-2007	$17.81(1)
MARINOS	1,599	Nov-2006	$13.12(1)
MANOLIS P	1,452	Apr-2007	$14.17(1)
NINOS	1,169	Feb-2001	$4.78(1)
KUO HSIUNG	1,169	May-2002	$5.05
Total Container Carriers	17,787		$158.64
Fleet Total			$237.06

(1)
Indicates container and drybulk vessels for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2011. We believe that the aggregate carrying value of these vessels, assessed separately, of $228.7 million as of December 31, 2011 exceeds their aggregate basic charter-free market value of approximately $146.0 million as of December 31, 2011 by approximately $82.7 million. As further discussed in "Critical Accounting Policies – Impairment of long-lived assets" below, we believe that the carrying values of our vessels as of December 31, 2011 were recoverable.

(2)
Indicates container vessels for which we believe, as of December 31, 2012, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2012.  We believe that the aggregate carrying value of these vessels, assessed separately, of $[___._] million as of December 31, 2012 exceeds their aggregate basic charter-free market value of approximately $[__._] million by approximately $[__._] million.  [As further discussed in "Critical Accounting Policies – Impairment of long-lived assets" below, we believe that the carrying values of our vessels as of December 31, 2012 were recoverable.]

(3)
Vessel Jonathan P entered into a Memorandum of Agreement on February 29, 2012, to be sold for $4.4 million and was delivered on March 16, 2012, resulting in a loss on sale of approximately $8.6 million, or $0.27 per share.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 56

Impairment of Long-Lived Assets, page 58

2.
Please expand your disclosure to include the charter rate(s) used in your impairment analysis, and how you determined such rate(s). Also, consider disclosing the "break even rate" (i.e., the rate that provides an undiscounted total cash flow equal to the carrying value) for each vessel or group of similar vessels.

The Company notes the Staff's comments and respectfully proposes to revise its disclosure in future filings to include in a tabular form by vessel the charter rates used and the break-even charter rates.  In addition, the Company will include disclosure of how such rates are determined.

Although actual disclosure may differ in the Company's Form 20-F for the year ended December 31, 2012, because of future results, market conditions and other events and circumstances not presently known, the Company expects the additional impairment analysis disclosure to substantially include the following:

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-adjusted historical average rates, typically a 7-year to 10-year average to include complete market cycles, from year three on. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each of our vessels is presented below:

Vessel	Current Charter Rate	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2013)	Rate Year 2 (2014)	Rate Year 3+ (2015+)	Breakeven Rate (USD/day)
Irini
QuingDao
Kuo Hsiung
Anking
Aristides NP
Marinos
Manolis P
Cpt. Costas
Despina P
Jonathan P
Tiger Bridge
Pantelis
Aggeliki
Eleni P
Monica P
Maersk Noumea

Liquidity and Capital Resources, page 60

3.
You state that, in your opinion, your working capital is sufficient for your present and future requirements over the next two years. However, it is unclear whether or not any additional capital contributions to your Euromar LLC joint venture were contemplated when stating this opinion regarding the sufficiency of your working capital over the next two years. Please clarify your disclosure in this regard.

The Company notes the Staff's comments and respectfully advises that it took into account the additional capital contributions to Euromar LLC when stating its opinion in the Annual Report.  The Company will revise its disclosure in future filings to specifically include a discussion of whether additional capital contributions to Euromar LLC are contemplated when providing the Company's opinion on the sufficiency of its working capital.

4.
In Note 19(c) to the consolidated financial statements, you state that your commitment to make capital contributions to the Euromar LLC joint venture has been increased to a total of $35 million. Please disclose the expected source of funding in the event you make any additional capital contributions to this joint venture.

The Company notes the Staff's comments and respectfully advises that it will revise its disclosure in future filings to specifically disclose the expected source of funding of outstanding capital contribution commitments to Euromar LLC.

5.
The disclosure in Note 19(c) to your consolidated financial statements indicates that future capital contributions are "owed" by all members of Euromar LLC. In this regard, please clarify whether this means you are contractually required to make additional capital contributions and, if so, disclose the dates and amounts of any such required contributions here and in the table of contractual obligations on page 64.

The Company notes the Staff's comments and respectfully clarifies that any capital contributions require the unanimous consent of all the members of Euromar LLC. Thus, the Company does not have to make a capital contribution unless it (and all other members of Euromar LLC) consents to it. Capital contributions are made on the basis of new investments or additional funding needs of existing investments and, thus, there are no predetermined dates or amounts that are to be made. The Company will clarify this disclosure in future filings.

6.
According to your disclosures on page 17 with respect to Euromar LLC, your joint venture partners have the option to convert all of their equity interests in Euromar into common shares of Euroseas. If this conversion option were to be exercised, it appears that you would become the sole owner of Euromar and, as a result, it would be consolidated at that time. Since this appears to represent a known uncertainty, please add disclosure regarding your Euromar LLC joint venture. Specifically, please discuss the potential effects on your financial condition, results of operations, and liquidity and capital resources in the event that Euromar becomes wholly owned by Euroseas. Also, discuss the current operations and capital structure of Euromar. In addition, if a significant increase in your total indebtedness would result from the consolidation of Euromar, please discuss the terms of such indebtedness.

The Company notes the Staff's comments and respectfully proposes to revise its disclosure in future filings to discuss the possibility of the Company's joint venture partners in Euromar LLC exercising their option to convert their interests in Euromar LLC into common stock of the Company and the effects of such a conversion to the Company's operations and indebtedness. The Company expects that such disclosure will be substantially similar to the explanation provided in the following three paragraphs, which are provided to address the questions raised by the Staff.

According to the agreement between the Company and its joint venture partners in Euromar LLC, conversion of their Euromar LLC interest (either in full or in part) can take place only if at the time of such conversion the net asset market values of Euromar LLC and the Company are both positive. The Company believes that the net asset market values of Euromar LLC and the Company as of December 31, 2012 are [positive/negative]. Furthermore, the Company respectfully advises the Staff that it has not provided any guarantees to Euromar LLC beyond its capital already invested or committed. None of the loans entered into by Euromar LLC have any recourse to the Company. The Company believes that its financial condition, liquidity and capital resources will not be negatively influenced in the event Euromar LLC becomes a consolidated subsidiary of the Company, as lenders to Euromar LLC have no recourse to the Company, both before and after consolidation.  In the event of a consolidation, the Company's results of operations will be affected by the results of operations of Euromar LLC as follows: revenues, operating expenses and interest expenses will increase by the corresponding amounts of Euromar LLC and its net [income/loss] will be affected by the respective amounts of Euromar LLC. Had Euromar LLC become a consolidated subsidiary of the Company in 2012, the Company's revenues would have increased to [$___._] million, its operating expenses would have increased to [$___._] million and its net [income/loss] would have [increased/decreased] to [$___._] million.

If Euromar LLC becomes a wholly owned subsidiary of the Company, it will increase the Company's total indebtedness, long term assets and book value. As of December 31, 2012, Euromar LLC's total indebtedness stood at $[___] million with approximate repayments of about $[____] million in 2013. The average margin of Euromar LLC's indebtedness is [_._%] and the remaining tenor ranges from [___] to [__] years. Summary financial information for Euromar LLC is currently already provided in Note 17 of the financial statements (see page [F-44] of the Annual Report).

Finally, as per the terms of the conversion agreement, the conversion ratio is based on the ratio of the net asset market values of the Company and Euromar LLC, or the ratio of the Company's market value multiplied by 0.92 and the net asset market value of Euromar LLC whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative. As a result of these arrangements, the Company believes that if it acquires Euromar LLC as a result of conversion of Euromar LLC interests into common stock of the Company, it will acquire Euromar LLC with positive market value at conversion and the acquisition will not dilute the Company's shareholders.

7.
On page 18, you indicate that you have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities. Please tell us and expand your disclosures to discuss whether or not Euromar has exercised its rights of first refusal and whether or not your operations have been affected any of the arrangements with Euromar.

The Company notes the Staff's comments and respectfully proposes to revise its disclosure in future filings to discuss the exercise of the right of first refusal of Euromar LLC. As of today, Euromar LLC exercised its right of first refusal 10 times out of 11 that resulted in acquisition of vessels, though the Company's operations have not been affected as the Company would not have proceeded to purchase these ships independently as it lacked sufficient funds to do so and felt much more comfortable investing smaller amounts over a period of time for smaller participations. In addition, there have been several other instances the Euromar exercised its right but a vessel was not acquired for commercial reasons. There have been no dispositions of ships. Regarding chartering opportunities, the arrangements the Company has with Euromar LLC involve alternating between them in terms of whose vessel is considered first in case of a conflict (in the first conflict, Euromar LLC's vessel was to be chartered first, in the second conflict the Company's and so on). No chartering conflict has arisen so far. In entering into the joint venture of Euromar LLC, the Company's strategy was to establish partners who by co-investing with the Company will allow it to diversify its investment in more vessels and take part in investments requiring larger amounts of capital that the Company would be able to do on its own.  The right of first refusal regarding investments in drybulk and containerships expires on March 25, 2013, while the arrangements regarding any chartering opportunities will be effective as long as Euromar LLC has vessels managed by the Company.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Anthony Tu-Sekine (202-661-7150) or me (212-574-1206).

Sincerely,
SEWARD & KISSEL LLP

By	/s/ Lawrence Rutkowski
Lawrence Rutkowski
Partner

SK 02558 0005 1351190